ALBERTA SECURITIES COMMISSION

(The "Commission")

IN THE MATTER OF DIRTT ENVIRONMENTAL SOLUTIONS LTD.,

and THE SECURITIES ACT,

R.S.A. 2000, c.S-4, s.179, 198

APPLICANT   DIRTT ENVIRONMENTAL SOLUTIONS

                                  LTD.

RESPONDENTS   ARON ENGLISH, RYAN BRODERICK,

                                  CORY MITCHELL, 22NW, LP, 22NW

                                  FUND, LP, 22NW FUND GP, LLC,

                                  22NW GP, INC., SHAUN NOLL, 726

                                  BF LLC, and 726 BC LLC

_____

APPLICATION RULING

_____

Calgary, Alberta

March 4, 2022

1   TABLE OF CONTENTS

2

3   Description   Page

4

5   March 4, 2022   Afternoon Session   168

6   Ruling   168

7   Certificate of Transcript   179

8

9

10

11

12

13

14

15

16

17

18

19

20

21

22

23

24

25

26

```
 1   Proceedings taken via Teleconference/In-person

 2   _____

 3   March 4, 2022

 4

 5   T.N. Cotter              Vice-Chair, Chair of Hearing

 6   K.F. Horn               Vice-Chair

 7

 8

 9   T. Robson               For the ASC

10   (Via teleconference)

11   T. Fleming (Via teleconference)

12   T. Clark (Via teleconference)

13   D. Mayhew (Via teleconference)

14

15   C. Richard Jones, QC    For the Applicant DIRTT

16   A.D.H. Chisholm         Environmental Solutions Ltd.

17   (Via teleconference)

18   P. Davis

19   S. Zhao

20   K. Sharma

21

22   M. Polley               For the Respondents Aron

23   (Via teleconference)    English, Ryan Broderick, Cory

24   R. Lapensée             Mitchell, 22NW, LP, 22NW Fund,

25   (Via teleconference)    LP, 22NW Fund GP, LLC, and

26   A. Eke                  22NW GP, Inc.
```

 1   Jeffrey Haylock

 2   (Via teleconference)

 3

 4   K. McEwan   For the Respondents Shaun

 5   (Via teleconference)   Noll, 726 BF LLC, and 726 BC

 6   M. Wilson   LLC

 7   (Via teleconference)

 8

 9   K. Schumann, CSR(A)   Official Court Reporter

10   _____

11   (PROCEEDINGS COMMENCED AT 3:10 PM)

12   Ruling

13   THE CHAIR COTTER: Good afternoon.

14

15   We are reconvened in the Alberta Securities Commission

16   hearing of the January 20, 2022 application of DIRTT

17   Environmental Solutions Ltd. (which we will refer to as

18   DIRTT). We will refer to this as the Application.

19

20   In the Application, DIRTT sought various orders under

21   sections 179 and 198 of the Securities Act (Alberta)

22   (which we will refer to as the Act) concerning certain

23   actions of:

24   •   22NW Fund, LP;

25   •   22NW, LP;

26   •   22NW Fund GP, LLC;

1 • 22NW GP, Inc. (collectively, we will refer to

2 these entities as 22NW);

3 • 22NW's principal and directing mind, Aron

4 English;

5 • two research analysts employed by 22NW — Ryan

6 Broderick and Cory Mitchell (we will refer to

7 this group of respondents collectively as the

8 22NW Group);

9 • 726 BF LLC;

10 • 726 BC LLC (we will refer to these two entities

11 as 726); and

12 • the Chief Investment Officer and President of

13 726, Shaun Noll (we will refer to Noll and 726

14 as the 726 Group and we will refer to all of

15 these entities and individuals together as the

16 Respondents).

17

18 In response, the 22NW Group and the 726 Group asked us

19 to rebuke or admonish DIRTT's board of directors for

20 what it contended was the board's bad faith in bringing

21 an application without any evidence and for an improper

22 purpose. No formal cross-application was filed in that

23 regard.

24

25 DIRTT alleged the following regarding the Respondents'

26 acquisitions and dispositions of common shares of DIRTT

1   (which we will refer to as the DIRTT Shares):

2

3   1.   the Respondents failed to comply with the formal

4   take-over bid requirements in National

5   Instrument 62-104 Take-Over Bids and Issuer

6   Bids (which we will refer to as 62-104) in

7   circumstances where exemptions could not have

8   been available (we will refer to this as the

9   Take-Over Bid Allegation);

10

11   2.   the Respondents failed to comply with the early

12   warning reporting and alternative monthly

13   reporting regimes (we will refer to the latter

14   as the AMR) under 62-104 and National Instrument

15   62-103 The Early Warning System and Related

16   Take-Over Bid and Insider Reporting Issues

17   (which we will refer to as 62-103 and we will

18   refer to these complaints as the Early Warning

19   Allegations);

20

21   3.   726 failed to comply with the insider trading

22   disclosure requirements in National Instrument

23   55-104 Insider Reporting Requirements and

24   Exemptions and Alberta securities laws (we will

25   refer to this as the Insider Reporting

26   Allegation); and

1   4.   22NW made multiple dispositions of Shares as a

2   control person without complying with the

3   prospectus requirements or relying on an

4   exemption in National Instrument 45-102 Resale

5   of Securities (we will refer to this as the

6   Prospectus Allegation).

7

8   As a result of the alleged conduct, DIRTT sought the

9   following orders against the Respondents:

10

11   a.   an order pursuant to sections 179(1)(c) and

12   179(1)(d) of the Act enforcing compliance with

13   take-over bid requirements and preventing the

14   Respondents from obtaining any economic benefit

15   from the breach of those requirements, including

16   restraining voting by the Respondents to 19.9%

17   of the issued and outstanding shares of DIRTT

18   (we will refer to this as the Take-Over Bid

19   Order);

20

21   b.   an order pursuant to section 198(1)(b) of the

22   Act that the Respondents cease trading in DIRTT

23   Shares until they make public disclosure in

24   compliance with 62-103 and 62-104 (we will refer

25   to this as the Cease Trade Order);

26

1   c.   an order pursuant to section 198(1)(b.2) of the

2   Act reprimanding the Respondents for their

3   breaches of applicable securities laws (we will

4   refer to this as the Reprimand Order);

5

6   d.   an order pursuant to section 198(1)(c) of the

7   Act that the exemptions contained in Alberta

8   securities laws will not be available to the

9   Respondents for a period of two years (we will

10   refer to this as the Exemption Order);

11

12   e.   an order pursuant to section 198(1)(e)(i) of the

13   Act prohibiting each of the English, Broderick,

14   Mitchell and Noll from becoming or acting as a

15   director or officer of an issuer for a period of

16   two years (we will refer to this as the D&O

17   Order) (which, together with the Cease Trade

18   Order, the Reprimand Order and the Exemption

19   Order, we will refer to as the Public Interest

20   Orders); and

21

22   f.   such further and other relief as the panel

23   deems appropriate.

24

25 We heard the Application on Thursday, March 3, 2022.

26

1   We received affidavit evidence from four individuals:

2

3   •   Todd Lillibridge, who is the interim CEO and

4   Chair of DIRTT's board

5   •   Kim MacEachern, who is DIRTT's Director of

6   Investor Relations

7   •   English, and

8   •   Noll.

9

10   In addition, we received transcripts of the

11   cross-examinations of each of the affiants.

12

13   We also received written and oral submissions on the

14   Applications from counsel for each of DIRTT, the 22NW

15   Group, the 726 Group and staff of the Alberta

16   Securities Commission.

17

18   Having reviewed and considered the evidence, the

19   submissions, and the law, we have arrived at a decision

20   on the Application. We will, as soon as practicable,

21   deliver a formal written decision setting out our

22   analysis and reasons. However, recognizing the

23   time-sensitive nature of the Application, we will today

24   communicate to you our conclusions.

25

26   Stated briefly, we find that DIRTT has not established

1   any grounds for us to issue the Take-Over Bid Order

2   sought under section 179 of the Act, or to exercise our

3   public interest jurisdiction to issue the orders sought

4   under section 198.

5

6   Each of the Take-Over Bid, Prospectus and Insider

7   Reporting Allegations depended on a finding that the

8   22NW Group and the 726 Group were acting jointly or in

9   concert.

10

11   The onus was on DIRTT to provide us with clear and

12   cogent evidence of the alleged joint actor

13   relationship. Instead, the evidence offered was

14   ambiguous, speculative and would have required us to

15   draw inferences that are not supportable. It is not

16   open to the panel to draw inferences in the absence of

17   any evidence (or an "air of reality") to support those

18   inferences, particularly in light of the rational and

19   reasonable explanations given in the evidence of

20   English and Noll. The evidence as a whole is far more

21   consistent with the 22NW and 726 Groups each having

22   acted independently in their own respective commercial

23   interest, not as joint actors for attaining an agreed

24   upon common objective, as alleged by DIRTT.

25   Accordingly, the Take-Over Bid, Prospectus and Insider

26   Reporting Allegations are dismissed.

1   We then considered the Early Warning Allegations.

2   DIRTT's specific allegations in this regard were that:

3

4   a. 726's ownership of DIRTT Shares exceeded 10%

5   on November 27, 2020 (the November

6   Purchase) and 726 did not file an AMR by the

7   prescribed deadline;

8

9   b. The combined ownership of DIRTT Shares by

10   English, 22NW and either of Broderick or

11   Mitchell exceeded 10% on December 31, 2020 (the

12   December Purchase) and fell below 10% on

13   January 4, 2021 (the January Sales) as a result

14   of 22NW's purchases and sales of DIRTT Shares.

15   22NW did not file AMRs by the prescribed

16   deadlines;

17

18   c. the combined 22NW and English ownership of

19   DIRTT Shares exceeded 10% as of June 30, 2021

20   (though the evidence was that the threshold was

21   exceeded on June 18, 2021)(the June Purchase)

22   and 22NW did not file an AMR by the prescribed

23   deadline;

24

25   d. 22NW did not disclose in its September 2, 2021

26   AMR (the September AMR) that English sought to

1   change the composition of the Board in August

2   2021.

3

4   The AMR for the November Purchase had to be filed by

5   December 10, 2020 to comply with section 4.5(b) of

6   62-103. Instead, the filing was made 29 days late on

7   January 8, 2021 and incorrectly identified December 1,

8   2020 as the triggering date for the filing of the

9   report. Similarly, the AMR for the June Purchase was

10 filed 29 days late on August 10, 2021 and incorrectly

11 identified July 16, 2021 as the triggering date.

12 Accordingly, we had no difficulty finding that 726 and

13 22NW did not comply with the filing requirements in

14 62-103 following those purchases.

15

16 Proof of securities law contraventions from the

17 December Purchase and the January Sale would, as

18 conceded by DIRTT's counsel, require us to find that

19 Broderick or Mitchell were joint actors with 22NW at

20 the time of those trades. We do not make that

21 finding — there was no evidence that either Broderick

22 or Mitchell were at any time acting outside of their

23 duties and responsibilities as employee analysts of

24 22NW. Nothing they did in their capacity as DIRTT

25 shareholders remotely suggested that they were joint

26 actors with 22NW at the time. We therefore find no

1   contraventions arising from the December Purchase or

2   the January Sales.

3

4   Finally, we considered DIRTT's allegation that the

5   September AMR was non-compliant because it did not

6   disclose English's interest in being a DIRTT director.

7   Item 5(d) of Form 62-103F2 and item 4(c) of Form

8   62-103F3 require disclosure of any plan or intention to

9   change the composition of the relevant issuer's board

10   of directors.

11

12   There was some ambiguity on the evidence as to when

13   precisely English's interest in joining the DIRTT board

14   manifested in a "plan or a future intention" which

15   would result in a change in the DIRTT board of

16   directors, thus requiring a filing under 62-103. The

17   parties proposed various dates between June and October

18   2021. Whenever that occurred, it is apparent that the

19   filing was made no later than October 8, 2021. We need

20   not decide that issue, since we are of the view that no

21   order under section 198 is appropriate even if we

22   accept that the filing was late.

23

24   For the AMR late or inaccurate filings here, we agree

25   with Staff that these are ordinary course compliance

26   issues that would typically be resolved by

```
 1   communications between ASC corporate finance staff and

 2   the filer to remediate any delinquent or inaccurate

 3   filings.  On the evidence before us, there is no

 4   apparent prejudice to DIRTT shareholders resulting from

 5   any of the impugned AMR filings, and we therefore also

 6   agree with Staff that these breaches should be treated

 7   similarly as the late disclosure in issue in Re Osum

 8   Oil Sands Corp., 2021 ABASC 81.  DIRTT shareholders

 9   appear to have had all relevant information concerning

10   22NW and 726 shareholdings and Mr. English's intentions

11   for several months in advance of the scheduled April

12   22, 2022 meeting of shareholders.  The delinquent or

13   inaccurate AMR filings are not properly the subject of

14   enforcement orders under section 198.

15

16   Lastly, we express our dismay that this application was

17   brought at all.  There was a paucity of circumstantial

18   evidence that fell well short of establishing on a

19   balance of probabilities that the respondents were

20   acting jointly or in concert at the relevant times.  In

21   our view this was an ill conceived application and an

22   imprudent use of DIRTT's resources.

23

24   As mentioned, we will issue our written reasons in due

25   course.

26
```

1   We are concluded this afternoon. Thank you.

2   _____

3   PROCEEDINGS CONCLUDED

4   _____

5   CERTIFICATE OF TRANSCRIPT:

6

7   I, Karoline Schumann, certify that the foregoing

8   pages are a complete and accurate transcript of the

9   proceedings, taken down by me in shorthand and

10 transcribed from my shorthand notes to the best of my

11 skill and ability.

12   Dated at the City of Calgary, Province of Alberta,

13 this 10th day of March, 2022.

14

15

16

17 *Karoline Schumann*_____

18 Karoline Schumann, CSR(A)

19 Official Court Reporter

20

21

22

23

24

25

26

purchases
175:14 176:14
purpose 169:22
pursuant 171:11,
21 172:1,6,12

Q

QC 167:15

R

rational 174:18
reality 174:17
reasonable
174:19
reasons 173:22
178:24
rebuke 169:19
received 173:1,
10,13
recognizing
173:22
reconvened
168:15
refer 168:17,18,
22 169:1,6,10,13,
14 170:1,6,8,13,
17,18,25 171:5,
18,24 172:4,10,
16,19
regard 169:23
175:2
regimes 170:13
Related 170:15
Relations 173:6
relationship
174:13
relevant 177:9
178:9,20
relief 172:22
relying 171:3
remediate 178:2

remotely 176:25
report 176:9
Reporter 168:9
179:19
reporting
170:12,13,16,23,
25 174:7,26
Reprimand
172:4,18
reprimanding
172:2
require 176:18
177:8
required 174:14
requirements
170:4,22,23
171:3,13,15
176:13
requiring 177:16
Resale 171:4
research 169:5
resolved 177:26
resources 178:22
respective
174:22
respondents
167:22 168:4
169:7,16 170:3,
11 171:9,14,16,
22 172:2,9
178:19
Respondents'
169:25
response 169:18
responsibilities
176:23
restraining
171:16
result 171:8
175:13 177:15
resulting 178:4
reviewed 173:18
Richard 167:15

Robson 167:9
Ruling 166:6
168:12
Ryan 167:23
169:5

S

Sale 176:17
sales 175:13,14
177:2
Sands 178:8
scheduled
178:11
Schumann 168:9
179:7,18
section 171:21
172:1,6,12 174:2,
4 176:5 177:21
178:14
sections 168:21
171:11
securities
168:15,21 170:24
171:5 172:3,8
173:16 176:16
September
175:25,26 177:5
Session 166:5
setting 173:21
shareholders
176:25 178:4,8,
12
shareholdings
178:10
shares 169:26
170:1 171:1,17,
23 175:4,9,14,19
Sharma 167:20
Shaun 168:4
169:13
short 178:18
shorthand 179:9,
10

similarly 176:9
178:7
skill 179:11
Solutions 167:16
168:17
sought 168:20
171:8 174:2,3
175:26
specific 175:2
speculative
174:14
staff 173:15
177:25 178:1,6
Stated 173:26
subject 178:13
submissions
173:13,19
suggested 176:25
support 174:17
supportable
174:15
System 170:15

T

T.N. 167:5
TABLE 166:1
take-over 170:4,
5,9,16 171:13,18
174:1,6,25
teleconference
167:10,11,12,13,
17,23,25 168:2,5,
7
**Teleconference/
in-person** 167:1
threshold 175:20
Thursday 172:25
time 176:20,22,
26
time-sensitive
173:23

times 178:20
today 173:23
Todd 173:3
Trade 171:25
172:17
trades 176:20
trading 170:21
171:22
transcribed
179:10
transcript 166:7
179:5,8
transcripts
173:10
treated 178:6
triggering 176:8,
11
typically 177:26

V

Vice-chair
167:5,6
view 177:20
178:21
voting 171:16

W

warning 170:12,
15,18 175:1
Wilson 168:6
written 173:13,
21 178:24

Y

years 172:9,16

Z

Zhao 167:19

ALBERTA SECURITIES COMMISSION

IN THE MATTER OF THE *SECURITIES ACT,* RSA 2000, C S-4 (the *Act*)

- and -

DIRTT Environmental Solutions Ltd.

- and -

22NW Fund, LP, 22NW, LP, 22NW Fund GP, LLC and 22NW GP, Inc.;
Aron English;
726 BF LLC, 726 BC LLC;
Shawn Noll;

WRITTEN SUBMISSIONS OF STAFF

ALBERTA SECURITIES COMMISSION
600 – 250 5 Street SW
Calgary, AB T2P 0R4
Attn: Tim Robson
       Tracy Clark
       Danielle Mayhew
       Tonya Fleming
Tel: 403.355.6297
Fax: 403.297.2082

Counsel for Staff of the Commission

PART I - OVERVIEW

1. These submissions set out the views of Staff of the Alberta Securities Commission (the **Commission**) in respect of an application by DIRTT Environmental Solutions Ltd. (the **Applicant**) for relief under sections 179 and 198 of the *Act* (the **Application**).

2. The issues raised in the Application are scheduled to be considered before a panel of the Commission (the **Panel**) on March 3, 2022 (the **Hearing**), subject to any further evidence presented at the Hearing.

A. The Application

3. The Application was filed by the Applicant on January 20, 2022. It concerns the actions of 22NW Fund, LP, 22NW, LP, 22NW Fund GP, LLC and 22NW GP, Inc. (collectively, **22NW**) and their principal and directing mind, Aron English (**English**); Ryan Broderick and Cory Mitchell (**Mitchell**), two research analysts employed by 22NW; 726 BF LLC and 726 BC LLC (**726**); and Shawn Noll (**Noll**), the Chief Investment Officer and President of 726 (collectively, the **Respondents**).

4. In particular, the Applicant alleges that the Respondents

    (a) acquired common shares of the Applicant (the **Shares**) while failing to comply with the formal take-over bid requirements in National Instrument 62-104 *Take-Over Bids and Issuer Bids* (**NI 62-104**) in circumstances where exemptions could not have been available,

    (b) failed to comply with each of the early warning reporting (**EWR**) and alternative monthly reporting (**AMR**) regimes under NI 62-104 and National Instrument 62-103 *The Early Warning System and Related Take-Over Bid and Insider Reporting Issues* (**NI 62-103**) in respect of the Shares,

    (c) failed to comply with the insider trading disclosure requirements in National Instrument 55-104 *Insider Reporting Requirements and Exemptions* (**NI 55-104**) and Alberta securities laws, and

(d)   made multiple dispositions of Shares as a control person without complying with the prospectus requirements or relying on an exemption in National Instrument 45-102 *Resale of Securities* (**NI 45-102**).

5.   Pursuant to the Application, the Applicant seeks the following:

(a)   an order pursuant to sections 179(1)(c) and 179(1)(d) of the *Act* (the **Take-Over Bid Order**) enforcing compliance with the take-over bid provisions therein and preventing the Respondents from obtaining any economic benefit from having breached such provisions, including restraining voting by the Joint Actors to 19.9% of the issued and outstanding shares of the Applicant;

(b)   an order pursuant to section 198(1)(b) of the *Act* (the **Cease Trade Order**) that the Respondents cease trading in securities of the Applicant until they make public disclosure in compliance with NI 62-103 and NI 62-104;

(c)   an order pursuant to section 198(1)(b.2) of the *Act* (the **Reprimand Order**) reprimanding the Respondents for their breaches of applicable securities laws;

(d)   an order pursuant to section 198(1)(c) of the *Act* (the **Exemption Restriction Order**) that the exemptions contained in Alberta securities laws will not apply to the Respondents for two years;

(e)   an order pursuant to section 198(1)(e)(i) of the *Act* (the **D&O Prohibition Order**) prohibiting each Respondent from becoming or acting as a director or officer of an issuer for two years (together with the Cease Trade Order, the Reprimand Order and the Exemption Restriction Order, the **Public Interest Orders**);

(f)   such further and other relief as the ASC deems appropriate.

PART II - FACTS

6.   There is no agreed statement of facts in this matter. The parties' respective accounts of the facts giving rise to the Application are set out at length in

(a)   the Application,

(b)   the affidavit of Todd Lillibridge sworn January 19, 2022,

(c)   the affidavit of Kim MacEachern sworn January 20 2022,

(d)   the affidavit of Aron English sworn February 7, 2022,

(e)   the affidavit of Shaun Noll sworn February 8, 2022,

(f)   the written submissions of the Applicant dated February 19, 2022,

(g)   the written submissions of the Respondents dated February 24, 2022, and

(h)   the written submissions of the Applicant dated February 27, 2022.

PART III - ISSUES

7.   The issues to be considered by the Panel at the Hearing, and the arguments of each of the Applicant and the Respondents, have been addressed by counsel for those parties in their respective submissions. Accordingly, Staff is providing more limited submissions with respect to the following issues to assist the Panel in making its decision.

(a)   Were the Respondents acting jointly or in concert, as defined in Alberta securities legislation?

(b)   Did the Respondents breach Alberta securities legislation?

(c)   Does the Panel have the power to grant the remedies sought?

(d)   Should the Panel grant the Take-Over Bid Order?

(e)   Should the Panel grant the Cease Trade Order?

(f)   Should the Panel grant the other Public Interest Orders?

(g)   Should the Panel rebuke the Applicant, or make an order with respect to the Applicant?

PART IV – LAW

A. Acting Jointly or in Concert

8. Subsection 1.9(1) of NI 62-104 provides that it is a question of fact as to whether a person is acting jointly or in concert with an offeror or an acquiror and, without limiting the generality of the foregoing,

    (a) the following are deemed to be acting jointly or in concert with an offeror or an acquiror:

        (i) a person that, as a result of any agreement, commitment or understanding with the offeror, the acquiror or with any other person acting jointly or in concert with the offeror or the acquiror, acquires or offers to acquire securities of the same class as those subject to the offer to acquire;

        (ii) an affiliate of the offeror or the acquiror;

    (b) the following are presumed to be acting jointly or in concert with an offeror or an acquirer:

        (i) a person that, as a result of any agreement, commitment or understanding with the offeror, the acquiror or with any other person acting jointly or in concert with the offeror or the acquiror, intends to exercise jointly or in concert with the offeror, the acquiror or with any person acting jointly or in concert with the offeror or the acquiror any voting rights attaching to any securities of the offeree issuer;

        (ii) an associate of the offeror or the acquiror.[1]

9. An analysis of the joint actor concept is informed by its underlying policy. That policy was discussed in the Practitioners' Report in the context of take-over bids and cited by a panel of the Ontario Securities Commission (**OSC**) in *Re Sears Canada Inc.*, in the context of a

---

[1] NI 62-104, at subsection 1.9(1), Applicant's Book of Authorities, Tab 18.

business combination.[2] The Practitioners' Report states:

> Our goal in providing broad guidance to the concept of a joint actor and using that concept and the concepts of associates and affiliates within the various rules prescribed by [NI 62-104] is to ensure that all persons or companies who are effectively engaging in a common investment or purchase program, whether in support of or in opposition to a take-over bid, will be required to abide by the rules that govern securities transactions prior to, during and subsequent to the bid.[3]

10. Because securities laws favour a broader, less prescriptive approach which allows decision makers to assess the nature of the relationship between alleged joint actors having regard to the facts of each case and the policy objectives underlying the joint actor concept, there is no single overarching test that one can apply to make such a determination in all circumstances. However, as noted below, and in the submissions of the Applicant and the Respondents, courts and securities regulators and regulatory authorities have provided general guidance as to the meaning of acting jointly or in concert in a wide range of fact scenarios.

B.   EWR and AMR Regimes

11. NI 62-103 regulates the EWR and AMR regimes, including the filing requirements for both the EWR and AMR regimes and exemptions from such filing requirements for insiders of reporting issuers as well as related take-over bid and insider reporting issues.

12. Subsection 5.2(1) of NI 62-104 requires that a person or company file an early warning report if it has acquired ownership of, or control or direction over, 10% or more of the outstanding securities of a class of voting or equity securities, or securities convertible into such securities.[4] Subsection 5.2(2) of NI 62-104 requires further disclosure upon the acquisition of 2% of the shares referred to in subsection 5.2(1).[5] Subsection 5.2(3) of NI 62-104 requires that an acquiror file a news release and an EWR if their beneficial ownership of, or control or direction over, the outstanding securities of the class of

---

[2] *Re Sears Canada Inc.,* (2006), 22 B.L.R. (4th) 267 [*Sears*], Applicant's Book of Authorities, Tab 25.
[3] Report of the Committee to Review the Provisions of the *Securities Act* (Ontario) Relating to Take-over Bids and Issuer Bids (September 1983), at para 10, Staff's Book of Authorities, Tab 1.
[4] NI 62-104, at subsection 5.2(1), Applicant's Book of Authorities, Tab 18.
[5] NI 62-104, at subsection 5.2(2), Applicant's Book of Authorities, Tab 18.

securities that was the subject of the most recent report required to be filed by the acquiror under that section decreases to less than 10%.[6]

13. Section 4.1 of NI 62-103 provides an exemption to eligible institutional investors (as defined therein) from the early warning requirements in section 5.2 of NI 62-104,[7] provided that the eligible institutional investor complies with the filing requirements of section 4.5 of NI 62-103. Paragraph 4.5(b) of NI 62-103 requires an eligible institutional investor to file a report within 10 days after the end of the month in which the securityholding percentage of the eligible institutional investor in a class of voting or equity securities of the reporting issuer, as at the end of the month, increased to 10% or more.[8]

14. Each of item 5(d) of Form 62-103F2 *Required Disclosure by an Eligible Institutional Investor under Section 4.3* (**Form 62-103F2**) and Item 4(c) of Form 62-103F3 *Required Disclosure by an Eligible Institutional Investor under Part 4* (**Form 62-103F3**) require disclosure of "a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board".[9]

15. While there is relatively little information contained in securities legislation concerning the general purpose(s) underlying the EWR regime, one significant objective of the EWR regime is apparent from its name: the EWR system is intended to provide the market with "early warning" of a significant accumulation of securities of a reporting issuer that could potentially affect control over the issuer, and the resulting possibility that control may be in play. This is reflected in the following statement of the Securities Industry Committee in its 1983 report:

> […] the [Securities Industry] Committee recognizes that the accumulation of a holding of 10% is a significant development in the marketplace – it may be a signal of a potential acquisition of control – and should be disclosed.[10]

[6] NI 62-104, at subsection 5.2(2), Applicant's Book of Authorities, Tab 18.
[7] NI 62-103, at section 4.1, Applicant's Book of Authorities, Tab 17.
[8] NI 62-103, at paragraph 4.5(b), Applicant's Book of Authorities, Tab 17.
[9] Form 62-103F2, at item 4(d), and Form 62-103F3, at item 4(c), Staff's Book of Authorities, Tab 2.
[10] Report of the Securities Industry Committee on Take-over Bids, *The Regulation of Take-over Bids in Canada: Premium Private Agreement Transactions*, November 1983, Staff's Book of Authorities, Tab 3.

16. However, the most explicit and helpful statement of the purposes underlying the EWR regime is set out in a CSA Notice published in 1998[11]. While the notice does not expressly address the reason for including equity securities in the EWR requirement, it identifies a number of purposes underlying the EWR regime which extend beyond disclosure of potential creeping control:

> The early warning system contained in the securities legislation of most jurisdictions requires disclosure of holdings of securities that exceed certain prescribed thresholds in order to ensure that the market is advised of accumulations of significant blocks of securities that may influence control of a reporting issuer. Dissemination of this information is important because the securities acquired can be voted or sold, and the accumulation of the securities may signal that a take-over bid for the issuer is imminent. In addition, accumulations may be material information to the market even when not made to change or influence control of the issuer. Significant accumulations of securities may affect investment decisions as they may effectively reduce the public float, which limits liquidity and may increase price volatility of the stock. Market participants also may be concerned about who has the ability to vote significant blocks as these can affect the outcome of control transactions, the constitution of the issuer's board of directors and the approval of significant proposals or transactions. The mere identity and presence of an institutional shareholder may be material to some investors.[12]

17. Thus, EWR information may constitute material information for the market. Significant accumulations of equity securities may influence investment decisions since they reduce the public float, thereby limiting liquidity and increasing price volatility of these securities. Also, the identity and presence of an institutional shareholder may be material to some investors.

C. **The Remedial Powers of the Commission Under Sections 179 and 198 of the *Act***

18. The remedial powers of the Commission relevant to this matter are enumerated in sections 179 and 198 of the *Act*. Those powers have been delegated to the Panel pursuant to an Authorization Order under section 22(1) of the *Act*.[13]

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[11] CSA Notice Proposed National Instrument 62-103 *The Early Warning System and Take-Over Bid and Insider Reporting Issues* (September 4, 1998) Staff's Book of Authorities, Tab 4.
[12] *Ibid* at page 2.
[13] *Authorization Order*, 2009 ABASC 626, Staff's Book of Authorities, Tab 5.

(i) *Section 179 of the Act*

19. Section 179 of the *Act* authorizes the Commission to make orders, on application by an interested person, if the Commission considers that a person has not complied or is not complying with this Part or the regulations:

    (a) restraining the distribution of any document, record or materials used or issued in connection with a take-over bid or issuer bid;

    (b) requiring an amendment to or variation of any document, record or materials used or issued in connection with a take-over bid or issuer bid and requiring the distribution of amended, varied or corrected information;

    (c) directing any person or company to comply with this Part or the regulations;

    (d) restraining any person or company from contravening this Part or the regulations;

    (e) directing the directors and officers of any person or company to cause the person or company to comply with or to cease contravening this Part or the regulations.

20. In section 179 of the *Act*, the words "this Part or the regulations" refers to Part 14 – Take-over Bids and Issuer Bids of the *Act* which is limited in its application to take-over bids and issuer bids. Accordingly, an order may only be granted under this section if the Panel determines that a take-over or issuer bid has been made.

21. The *Act* prohibits a person or company from making a take-over bid or issuer bid, whether alone or acting jointly or in concert with one or more persons, except in accordance with the regulations.[14] NI 62-104 regulates take-over bids and issuer bids and imposes certain restrictions and obligations on persons or companies who make a take-over bid, which is generally defined therein to mean an offer to acquire 20% or more of the outstanding securities of that class of securities of an issuer.[15] Because none of the Respondents has

[14] The *Act*, section 159, Staff's Book of Authorities, Tab 6.
[15] NI 62-104, at section 1.1, definition of "take-over bid", Applicant's Book of Authorities, Tab 18.

acquired over 20% of the Shares individually, a take-over bid can only be found to have been made in the present circumstances if the Panel determines that two or more of the Respondents collectively acquired over 20% of the Shares while acting jointly or in concert with each other.

22. The limits to the Commission's powers under section 179 of the *Act* are apparent upon reading section 180 of the *Act*, which governs applications to the Alberta Court of Queen's Bench (the **Court**) in relation to take-over bids and issuer bids. That section grants the Court much broader powers to make an interim or final order as the Court sees fit, including, without limitation, an order:

(a) compensating any interested person who is a party to the application for damages suffered as a result of a contravention of this Part or the regulations;

(b) rescinding a transaction with any interested person, including the issue of a security or a purchase and sale of a security;

(c) requiring any person or company to dispose of any securities acquired pursuant to or in connection with a take-over bid or issuer bid;

(d) prohibiting any person or company from exercising any or all of the voting rights attached to any securities;

(e) requiring the trial of an issue.

23. In Staff's view, the plain language of the *Act*, which grants limited powers to the Commission under section 179 of the *Act* and virtually unlimited powers to the Court under section 180 of the *Act*, indicates an obvious and deliberate policy choice on the part of the Legislature. The powers of the Commission in this context are limited to the making of orders compelling a person to comply with the technical requirements of the take-over bid regime. By contrast, the Court is empowered to make any order it sees fit to make, including orders which provide a range of remedies for the consequences of a breach of the take-over bid rules.

(ii)   Section 198 of the Act

24.   Section 198 of the *Act* confers a broad jurisdiction on the Commission to impose an order of the type enumerated therein where the Commission considers that it is in the public interest to do so. In the present context, the most relevant of these are the Commission's power to order:

(b)   that a person or company cease trading in or purchasing securities, derivatives, specified securities or a class of securities or derivatives as specified in the order;

(b.2)   that a person or company be reprimanded;

(c)   that any or all of the exemptions contained in Alberta securities laws do not apply to the person or company named in the order;

(e)   that a person is prohibited from becoming or acting as a director or officer or as both a director and an officer

(i)   of any issuer or other person or company that is authorized to issue securities.

25.   Additionally, subsection 198(2) of the *Act* states that an "order under subsection (1) […] is subject to any terms and conditions that the Commission may impose."[16]

26.   Section 198 forms part of Part 16 – Enforcement of the *Act*. It is primarily intended to permit Commission staff to seek appropriate remedies in the public interest in the context of Enforcement proceedings. Unlike section 179 of the *Act*, section 198 does not expressly permit an interested person to bring an application under that section; only Commission staff may commence proceedings under section 198 of the *Act* without leave.

27.   Staff acknowledges that in the context of the Application, it is difficult to delineate the boundary between the public interest powers of the Commission under section 198 of the *Act*, which the Applicant can only engage with leave, and its remedial powers under section 179, which the Applicant has a statutory right to invoke if a take-over bid is found to have

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[16] The *Act*, section 198(2), Applicant's Book of Authorities, Tab 3.

occurred. Accordingly, Staff has not raised the Applicant's standing as an issue in this matter. However, Staff respectfully submits that it is open to the Panel to consider the Applicant's standing to seek an order under section 198 as one factor among many others the Panel may consider in deciding whether to exercise its public interest jurisdiction.

D.   Public Interest Jurisdiction Generally

28.   In exercising its public interest jurisdiction under section 198 of the *Act*, the Commission is informed by its mandate to foster a fair and efficient capital market in Alberta and to protect investors.

29.   Several decisions of courts and of securities regulators and regulatory authorities have focused on the breadth of the public interest jurisdiction of securities regulators. These decisions consider the circumstances where it is appropriate for securities regulators to intervene on a case-by-case basis, as opposed to intervention through the development of law and policies of general application.

30.   Staff notes that it has long been accepted that Canadian securities regulators, such as the Commission, need not find that a violation of securities laws has occurred in order to make an order on the basis of their public interest jurisdiction.[17]

31.   The leading case on the breadth of the public interest jurisdiction is the decision of the Supreme Court of Canada (**SCC**) in *Asbestos*.[18] In *Asbestos,* the SCC offered the following observations with respect to the public interest jurisdiction of the Ontario Securities Commission (**OSC**), the Commission's counterpart in the province of Ontario:

> [...] [T]he public interest jurisdiction [...] is not unlimited. [...] First, it is important to keep in mind that the OSC's public interest jurisdiction is animated in part by both of the purposes of the Act [...], namely "to provide protection to investors from unfair, improper or fraudulent practices" and "to foster fair and efficient capital markets and confidence in capital markets". [...]
>
> Second, it is important to recognize that s. 127 is a regulatory provision. In this regard, I agree with Laskin J.A. that '[t]he purpose of the Commission's public interest jurisdiction is neither remedial nor punitive; it is protective and preventive, intended to be exercised to prevent likely future harm to Ontario's capital markets'. This interpretation is consistent

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[17] *Canadian Tire Corp (Re)*, (1987) 10 OSCB 857 [***Canadian Tire***], Staff's Book of Authorities, Tab 7.
[18] *Committee for the Equal Treatment of Asbestos* Minority *Shareholders v. Ontario (Securities Commission)*, 2001 SCC 37 [***Asbestos***], Staff's Book of Authorities, Tab 8.

with the previous jurisprudence […] in which it was held that no breach of the Act is required to trigger s.127. It is also consistent with the objective of regulatory legislation in general. The focus of regulatory law is on the protection of societal interests, not punishment of an individual's moral faults.

[…] [T]he purpose of an order under s. 127 is to restrain future conduct that is likely to be prejudicial to the public interest in fair and efficient capital markets. The role of the OSC under s. 127 is to protect the public interest by removing from the capital markets those whose past conduct is so abusive as to warrant apprehension of future conduct detrimental to the integrity of the capital markets […].In contradistinction, it is for the courts to punish or remedy past conduct.

[…] [T]he discretion to act in the public interest is not unlimited. In exercising its discretion, the OSC should consider the protection of investors and the efficiency of, and public confidence in, capital markets generally. In addition, s. 127(1) is a regulatory provision. The sanctions under the section are preventive in nature and prospective in orientation. Therefore, s. 127 cannot be used merely to remedy Securities Act misconduct alleged to have caused harm or damages to private parties or individuals. "[19]

32.   In *ARC Equity*[20], a panel of the Commission summarized the jurisprudence subsequent to *Asbestos* and the further considerations that have developed in assessing whether to assert public interest jurisdiction:

That said, our public interest jurisdiction is to be exercised with care. The scope of the comparable jurisdiction in Ontario, and its use, have been discussed in several OSC decisions.

Thus, in *Re Cablecasting Ltd.*, [1978] O.S.C.B. 37 (at 43) the OSC gave guidance as to when it might intervene in a transaction through the exercise of its public interest jurisdiction in the absence of a contravention of securities laws:

If the transaction under attack was of an entirely novel nature, Commission action might seem more appropriate. Another relevant consideration in assessing whether to act against a particular transaction is whether the principle of the new policy ruling that would be required to deal with the transaction is foreshadowed by principles already enunciated in the Act, the regulations or prior policy statements. Where this is the case the Commission will be less reluctant to exercise its discretionary authority than it will be in cases that involve an entirely new principle.

In *Re Canadian Tire Corp*. […], the OSC commented on the same issue. There the OSC recognized that it should "move with caution" (at 932) but would act if necessary to prevent an abusive transaction from occurring (at 947-48):

Participants in the capital markets must be able to rely on the terms of the documents that form the basis of daily transactions. And it would wreak havoc in the capital markets if the Commission took to itself a jurisdiction to interfere in a wide range of transactions on the basis of its view of fairness through the use of the cease trade power [...] The Commission's mandate under section 123 [the

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[19] *Ibid* at paras 41-45.
[20]*Arc Equity Management (Fund 4) Ltd., Re*, 2009 ABASC 390 [***ARC Equity***], Staff's Book of Authorities, Tab 9.

counterpart to our section 198] is not to interfere in market transactions under some presumed rubric of [ensuring] fairness.

The Commission was cautious in its wording in [*Cablecasting*] and we repeat that caution here. To invoke the public interest test of section 123, particularly in the absence of a demonstrated breach of the Act, the regulations or a policy statement, the conduct or transaction must clearly be demonstrated to be abusive of shareholders in particular, and of the capital markets in general. A showing of abuse is something different from, and goes beyond, a complaint of unfairness. A complaint of unfairness may well be involved in a transaction that is said to be abusive, but they are different tests. Moreover, the abuse must be such that it can be shown to the Commission's satisfaction that a question of public interest is involved. That almost invariably will mean some showing of a broader impact on the capital markets and their operation.[21]

33.   The Panel went on to hold as follows:

In our view, this cautious approach recognizes the danger that a well-intentioned panel minded to address a harm discerned in a particular set of facts could inadvertently respond too aggressively or with too broad a brush, with unintended and undesirable consequences, including consequences for participants in other, unobjectionable transactions or circumstances.

Accordingly, we believe that a panel would be ill-advised to rely solely on its public interest authority to intervene in a transaction and interfere with negotiated, and otherwise legal, arrangements or outcomes unless there is compelling evidence that a failure to intervene would truly be abusive to investors and the integrity of the capital market.[22]

34.   More recently, the OSC in *Sears* similarly ruled that, in the absence of a contravention, it would intervene on public interest grounds only if there were a finding that the conduct under scrutiny was abusive of shareholders particularly and the integrity of the capital market generally.

35.   In summary, while the Commission's public interest jurisdiction is very broad, it is not unlimited. It is qualified by the Commission's mandate to protect investors and foster fair and efficient capital markets. The Commission's public interest jurisdiction should be exercised where it is clearly demonstrated that there is abuse of investors and the integrity of the capital markets. The public interest jurisdiction is intended to be protective, not punitive.

---

[21] *Ibid* at paras 66-67.
[22] *Ibid* at para 69.

E.   **Prospectus Requirement and Exemptions**

36.   A trade in previously issued securities of an issuer from the holdings of a control person is a distribution.[23] The *Act* prohibits a person or company from making a distribution of securities unless a preliminary prospectus and a prospectus has been filed and the Executive Director has issued a receipt for each (the **Prospectus Requirement**).[24] Section 2.8 of NI 45-102 exempts control distributions from the Prospectus Requirement, under certain conditions.[25] "Control distributions" are defined in NI 45-102 to mean a trade in previously issued securities of an issuer from the holdings of

(a)   a person or company who holds a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, and if a person or company holds more than 20% of the voting rights attached to all outstanding voting securities of an issuer, the person or company is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer, or

(b)   each person or company in a combination of persons or companies acting in concert by virtue of an agreement, arrangement, commitment or understanding, who holds in total a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, and if a combination of persons or companies holds more than 20% of the voting rights attached to all outstanding voting securities of an issuer, the combination of persons or companies is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer.[26]

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[23] The *Act*, section 1(p)(iii), Staff's Book of Authorities, Tab 6.
[24] *Supra* section 110(1), Staff's Book of Authorities, Tab 6.
[25] NI 45-102, sections 2.8(1) and (2), Applicant's Book of Authorities, Tab 15.
[26] NI 45-102, section 1.1, with reference to the definition of "control person" in section 1(l) and subclause (iii) of the definition of "distribution" contained in section 1(p) of the *Act*, Applicant's Book of Authorities, Tab 15.

F.   Jurisprudence

Sears

37.   In *Sears*, one of the issues before the OSC was whether shareholders of the target, The Bank of Nova Scotia (**BNS**) and Scotia Capital Inc. (**Scotia Capital**), acted jointly or in concert with the bidder, Sears Holdings Corporation (**Sears Holdings**), in regard to the take-over bid and the subsequent acquisition transaction proposed to squeeze out the remaining minority shareholders. The facts underlying the joint actor allegation were that Sears Holdings had revised the structure of its offer to provide tax benefits to Scotia Capital and BNS in exchange for their agreement to vote their shares in favour of the subsequent acquisition transaction and that a unit of Scotia Capital (**Scotia M&A**) acted as financial advisor and soliciting dealer to Sears Holdings with respect to the bid. The applicant also alleged that Scotia M&A could receive a success fee if the proposed going private transaction were completed, that BNS had virtually no economic interest in the target shares due to swap transactions, and that BNS and Scotia Capital attached critical importance to their business relationship with Sears Holdings.

38.   In concluding that BNS and Scotia Capital were not joint actors with Sears Holdings, the OSC noted that "the Commission and courts have focused [their joint actor analysis] on whether there has been an agreement, commitment or understanding by two or more parties with respect to a common acquisition or investment program or the exercise of voting rights."[27] The OSC considered whether there was a "commonality of interest" between the bidder and these shareholders and concluded that:

> [i]n short, [BNS and Scotia Capital] were motivated to take the necessary time in their negotiations to maximize returns on their investments in Sears Canada shares in the most tax-effective manner possible in their own, and in their shareholders' best interests. *Their interest in this regard was independent of Sears Holdings' interest in successfully completing the bid and does not support a finding that they shared a commonality of interest with Sears Holdings in this regard*.[28]

39.   In *Sears*, the OSC also determined that "collaboration and co-operation" among BNS and another shareholder, RBC, in the course of negotiating support agreements with Sears

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[27] *Sears, supra* at para 153, Applicant's Book of Authorities, Tab 25.
[28] *Sears, supra* at para 157 [*emphasis added*], Applicant's Book of Authorities, Tab 25.

Holdings did not logically result in a finding that that they had assisted Sears Holdings in planning, promoting and structuring the transaction. Rather, the OSC found that the shareholders' collaboration and co-operation was consistent with ensuring the strongest possible bargaining position to negotiate the support agreements.[29]

Drilcorp

40.   In *Drilcorp*[30], the Court considered whether parties had acted jointly or in concert both before and after signing an agreement with each other. Prior to signing a agreement, despite numerous communications between the respondents, the Court found that "no planned result had been agreed on, committed to, or understood."[31] The Court found "the evidence upon which the applicants rely to show joint or concerted actions prior to the date on which an agreement was signed, to be vague, fragmented and inconclusive, and wholly unable to support the inferences which the applicants must rely upon to demonstrate this conduct."[32]

Sterling

41.   In *Sterling,*[33] the applicants opposed a going private transaction initiated by a group of directors and officers of Sterling Centrecorp Inc.[34] The insiders owned or controlled approximately 35.3% of the outstanding securities and had executed support agreements containing identical support provisions with a majority of the minority shareholders.[35] The support agreements required that these supporting shareholders vote in favour of the privatization (and against any opposing transaction). Supporting shareholders were also required to vote against any proposal from any party other than the proposed acquiror, even if the proposed acquiror abandoned the privatization.[36]

42.   The applicants alleged that all of the supporting shareholders and the insiders were joint

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[29] *Sears, supra* at para 158, Applicant's Book of Authorities, Tab 25.
[30] *Drilcorp Energy Ltd. v. Harry L. Knutson et al* (24 March 2005), Calgary 0501-02360 (Alta QB) [***Drilcorp***], 22NW's Book of Authorities, Tab 4.
[31] *Ibid* at page 7.
[32] *Ibid* at page 7.
[33] *Sterling Centrecorp Inc (Re)* (2007), 30 OSCB 6683 [***Sterling***], Applicant's Book of Authorities, Tab 27.
[34] *Ibid* at para 104.
[35] *Ibid at* para 2.
[36] *Ibid* at paras 92 and 186.

-17-

actors such that the shares held by the joint actors should not be counted in determining whether a majority of the minority shareholders had approved the transaction. The applicants submitted that the unusual terms of the support agreements, which went beyond an agreement solely to vote shares in favour of the transaction, created a presumption that the signatories were joint actors unless they could rebut that presumption.

43.   The OSC cited *Sears* for the propositions discussed above and added that "[t]he assessment of whether a joint actor relationship has been established requires a factual analysis based on the plain and ordinary meaning of the words 'acting jointly or in concert', informed by the principles of the [Ontario] Act, [MI 61-101] and enunciated [OSC] policy. The facts regarding each Supporting Shareholder must be considered separately for there to be such a determination."[37] The OSC confirmed that a "determination of a joint actor relationship can be made if the facts establish that the parties in question played an integral role in planning, promoting and structuring the transaction to ensure its success *beyond their customary role*."[38]

44.   The OSC cited the Court in *Drilcorp* who held that "discussions between and among parties did not make them joint actors unless the evidence established that the parties were acting together to bring a planned result."[39]

45.   In determining whether parties are joint actors, the OSC stated that one must consider not only whether there is a support agreement, but its terms, the circumstances surrounding its making, the relationship generally between the party to the bid and the party alleged to be a joint actor, the conduct of the parties and any other relevant facts.[40]

46.   The OSC concluded that the evidence did not support a finding that the majority of the signatories to the support agreements were joint actors, and stated that "[t]he mere fact that parties had a personal or business relationships in the past does not render them joint actors…".[41] However, it did find that one shareholder, David Kosoy (**Kosoy**), the co-

[37] *Sterling, supra* at para 115, Applicant's Book of Authorities, Tab 27.
[38] *Sterling, supra* at para 102, Applicant's Book of Authorities, Tab 27.
[39] *Sterling, supra* at para 102, Applicant's Book of Authorities, Tab 27.
[40] *Sterling, supra* at para 118, Applicant's Book of Authorities, Tab 27.
[41] *Sterling, supra* at paras 183-184, Applicant's Book of Authorities, Tab 27.

Chairman and co-CEO of Sterling, was a joint actor such that he and the entity he controlled were not entitled to vote as part of the minority shareholders. Kosoy had previously participated in the acquisition group's approach to Sterling shareholders to assess their interest in supporting the going private transaction but then decided to become a seller and entered into a support agreement with the acquisition group. Kosoy "played an integral role in structuring, planning and promoting the Going Private Transaction *prior to* his decision to become a seller and, therefore, a supporting shareholder under the Going Private Transaction."[42] Kosoy subsequently left the buying group, but the OSC agreed that:

> where a supporting shareholder: (i) who is an insider of the target company; (ii) was previously part of the Acquisition Group; (iii) was involved in the decision to obtain support from minority shareholders; (iv) who negotiated the price of the offer; and (v) who switched sides shortly after negotiating the terms of the offer, a serious question arises as to whether that shareholder can cease to be a "joint actor" in the context of the transaction once that shareholder has moved from the Acquisition Group to the selling group.[43]

Aurora

47.   In *Aurora*[44], the Ontario Securities Commission found that the sharing of information amongst locked-up shareholders and the bidder did not amount to acting jointly or in concert and further stated that "[E]vidence of any benefits to the Locked-up Shareholders beyond an increased price and liquidity would potentially have been relevant, but there was no such evidence in this case".

Sirianni

48.   In *Sirianni*, the British Columbia Securities Commission noted that a person is presumed to be acting jointly or in concert with an offeror where there is an agreement, commitment or understanding, whether formal or informal, with the offeror. [45] Without such an agreement, the Commission considered the evidentiary circumstances where acting jointly or in concert will be found, including a common purpose with respect to their involvement with the investment; a close working relationship, holding many investments in common,

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[42] *Sterling, supra* at para 142 [*emphasis added*], Applicant's Book of Authorities, Tab 27.
[43] *Sterling, supra* at para 146, Applicant's Book of Authorities, Tab 27.
[44] *Aurora Cannabis Inc. (Re)*, 2018 ONSEC 10 [*Aurora*], at para. 129, 22NW's Book of Authorities, Tab 1.
[45] *Sirianni, Re,* 1991 CarswellBC 2653 (BC Sec. Comm.) [*Sirianni*], at para 117, Applicant's Book of Authorities, Tab 26.

sharing resources such as office space, employees and expenses[46] and careful tracking of the other's share positions.[47]

Genesis

49.   In *Genesis Land Development Corp v. Smoothwater Capital Corp*,[48] Genesis Land Development Corp. (**Genesis**) alleged that a number of parties were acting jointly and in concert with the objective of replacing Genesis' board of directors and that those parties had failed to disclose that fact to the market. The Court noted that it is a question of fact as to whether the respondents were acting jointly or in concert and that the burden was on Genesis to establish that fact on the basis of "clear and cogent evidence, not ambiguous or speculative evidence; however, reasonable inferences can always properly be drawn from evidence."[49] The Court added that "[c]ircumstantial evidence, such as family relationships, communication between the parties and attendance at meetings together, can be taken into account in determining whether the parties were making a concerted effort to bring about a specified objective."[50]

50.   In concluding that the parties were acting jointly or in concert, the Court focused on the fact that the relevant parties participated in a conference call with the proxy solicitation firm Kingsdale Shareholder Services Inc. during which the issue of a proxy contest allegedly was discussed. The Court held that this, in addition to the parties subsequently sharing a draft of the dissident proxy circular and executing voting support agreements, made it clear that they were joint actors. The Court also concluded that there was an understanding that one of the parties who had not executed a voting support agreement would vote in favour of the proposed new slate of directors and was therefore a joint actor based on his participation in the conference call and the fact that he disclosed confidential committee proceedings to the other respondents during the conference call.[51]

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[46] *Ibid* at para 120-122.
[47] *Ibid* at para 130.
[48] *Genesis Land Development Corp v. Smoothwater Capital Corp,* 2013 ABQB 509, Applicant's Book of Authorities, Tab 7.
[49] *Ibid* at para 24, citing *Sterling, supra* at para 97.
[50] *Ibid* at para 25.
[51] *Ibid* at para 25.

51.   Having made a finding of acting jointly or in concert, the Court considered the appropriate remedy and determined that it "should serve to ensure that shareholder would be in the same position with respect to information as they would have been had proper and full disclosure been made"[52]. The Court directed that the annual general meeting be postponed for one month to give time for the market to have the benefit of such disclosure[53].

PART V – ANALYSIS

A.   Were the Respondents acting jointly or in concert, as defined in Alberta Securities legislation?

52.   The key matter for determination by the Panel is whether the Respondents were acting jointly or in concert in respect of their investment in the Shares or the proxy contest for control of the Applicant's board. To make that determination, the Panel must consider the evidence and assess whether the relationship among the Respondents and their collective actions made them "joint actors" in these matters.

53.   The onus is on the party alleging a joint actor relationship to demonstrate, using clear and cogent evidence that is neither ambiguous nor speculative, that such a relationship exists.[54]

54.   In Staff's view, the jurisprudence establishes that a joint actor relationship exists where

(a)   there is a commonality of financial or commercial interest between two or more parties,[55]

(b)   the parties have entered into an agreement or understanding to actively work together to bring about a particular outcome,[56] and

(c)   each of the parties has gone above and beyond its customary role and played an integral or intimate role in planning, promoting and structuring the transaction or obtaining that outcome[57].

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[52] *Ibid* at para 25.
[53] *Ibid* at paras 71-72.
[54] *Genesis, supra* at para 24, Applicant's Book of Authorities, Tab 7.
[55] *Sears, supra* at para 157, Applicant's Book of Authorities, Tab 25.
[56] *Sears, supra* at para 154, Applicant's Book of Authorities, Tab 25.
[57] *Sears, supra* at para 149 and 153, Applicant's Book of Authorities, Tab 25.

These elements require a factual determination driven by the evidence.[58] Staff submits that such a relationship requires more than an alignment of interests among the Respondents as shareholders and a willingness on the part of 726 to support 22NW's slate of nominees. It also requires an active and coordinated effort by both parties to achieve that objective.

55. Staff submits that any determination of a joint actor relationship in this matter should be based on clear and cogent evidence, that is neither ambiguous nor speculative, that

(a) 726 had a commonality of interest with 22NW over and above the desire presumably shared by all shareholders of the Applicant to maximize the value of their investment,

(b) 726's activities in relation to the Applicant extended beyond the customary activities of a sophisticated institutional investor managing a substantial investment,[59] and

(c) the Respondents entered into an agreement or understanding whereby they agreed to act jointly on a plan to replace certain incumbent directors of the Applicant with the slate proposed by 22NW, and each of the Respondents played an integral or intimate role in executing on their joint plan by coordinating their Share acquisitions, requisitioning the meeting, agreeing upon and proposing a dissident slate of nominees and promoting the election of that slate at the Applicant's shareholder meeting.

56. The Applicant's burden of proof in this matter is a heavy one. Based on its review of the parties' submissions and the evidence, it is not clear to Staff that this burden has been met.

57. Staff respectfully submits that the evidence relied upon by the Applicant, both in detail and in its totality, is ambiguous, in that it is equally amenable to the conclusion that 726 and Noll were not acting jointly or in concert with the 22NW parties. It is also speculative,

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[58] *Sears, supra* at para 154, Applicant's Book of Authorities, Tab 25.
[59] 726 and Noll's Shares, as disclosed at para 25 of 22NW's Written Submissions had a value of approximately $27.5 million, based on the closing price of the Shares on the Toronto Stock Exchange on February 28, 2022, Staff's Book of Authorities, Tab 10.

because it requires the Panel to conclude that 726 and Noll had a joint actor relationship with the 22NW parties based on conjecture as to central facts that have not been established, and that have been explicitly and repeatedly denied by the Respondents in their written submissions and affidavits and under cross-examination.

58.   The Applicant has offered little positive evidence of the existence of an agreement or understanding between 726 and Noll and 22NW beyond a casual and at least partially inaccurate[60] reference by English to a block purchase of Shares "with Fortress", nor has it offered a cogent theory regarding the timing or the specific objective of such an agreement.

59.   Similarly, the Applicant has also offered no evidence of any special commonality of interest between 726 and 22NW, apart from their common interest as shareholders of the Applicant, nor has it offered a theory as to what 726 and Noll have to gain from a joint actor relationship with 22NW.

B.   Did the Respondents breach Alberta securities legislation?

60.   The Applicant alleges that:

(a)   the Respondents acquired Shares, contrary to the take-over bid regime in NI 62-104 (the **Take-Over Bid Breach**);

(a)   22NW's disposition of Shares breached the Prospectus Requirements (the **Prospectus Requirement Breach**);

(b)   726 breached the insider reporting requirements in NI 62-104 (the **Insider Reporting Requirement Breach**).

61.   The Applicant also alleges that the Respondents breached the requirements of NI 62-103, specifically:

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[60] Fortress Investment Group LLC did not participate in the block purchase of Shares. 726 is the family office of its Principal and Co-Chief Executive Officer. [726's Written Submission, at para 10.]

(i)   726 crossed 10% ownership of Shares on November 27, 2020 as acknowledged in SEC filings, and failed to file the required AMR by December 10, 2020 (the **726 AMR**);

(ii)   22NW and English alone crossed 10% ownership of Shares as at June 30, 2021, accruing shares as English sought a Board seat, and failed to file the required AMR by July 12, 2021 (the **22NW AMR**);

(iii)   22NW failed to disclose that English sought to change the composition of the Board in August 2021 in its September 2, 2021 AMR (the **September AMR**).

(together, the **Disclosure Breaches**).

(i)   The Take-Over Bid Breach, the Prospectus Requirement Breach and the Insider Reporting Requirement Breach

62.   Each of the Take-Over Bid Breach, the Prospectus Requirement Breach and the Insider Reporting Requirement Breach require that the Panel determine that the Respondents were acting jointly or in concert.

63.   As noted in paragraph 12 above, NI 62-104 imposes certain restrictions and disclosure requirements in relation to take-over bids. If the Panel determines that the two or more of the Respondents were acting jointly or in concert when they acquired outstanding Shares representing more than 20% of the Shares, absent an exemption from NI 62-104, Staff submits that those Respondents breached the take-over bid regime prescribed by NI 62-104 and the *Act*.

64.   As noted in paragraph 36, a trade in previously issued securities of an issuer from the holdings of a control person is a distribution which is subject to the Prospectus Requirement. If the Panel determines that the Respondents were acting jointly or in concert and therefore met the condition in subclause (iii) of the definition of a "control person" under the *Act*, Staff agree with the Applicant's assertion that the Respondents breached the

Prospectus Requirement and failed to comply with the conditions in section 2.8 of NI 45-102.

65.   As noted in paragraph 13, section 4.1 of NI 62-103 provides an exemption from the early warning requirements in section 5.2 of NI 62-104. If the Panel determines that the Respondents were acting jointly or in concert, 726 was not able to rely on this exemption and should have filed an insider report within 5 days of its inability to do so, and within 5 days of its subsequent acquisition of Shares on August 13, 2021.

(ii)   The Disclosure Breaches

66.   Staff submit that paragraph 4.5(b) of NI 62-103 required that the 726 AMR be filed by December 10, 2020. The 726 AMR was not filed until January 8, 2021.

67.   Staff further submit that paragraph 4.5(b) of NI 62-103 required that the 22NW AMR be filed by July 12, 2021. The 22NW AMR was not filed until August 10, 2021.

68.   As noted in paragraph 14, each of Form 62-103F2 and Form 62-103F3 require disclosure of any plan or intention to change the composition of the board of directors. Whether English's pursuit of a seat on the Applicant's board had progressed to the point that it should have been reported is a question of fact for determination by the Panel, however Staff questions whether the mere expression of an interest in a potential board seat, and arranging a meeting to discuss the possibility, would trigger the disclosure obligation in item 5(d) of Form 62-103F2 or item 4(c) of Form 62-103F3. If it did, then 22NW's disclosure in this regard was approximately two months late.

C.   Does the Panel have the power to grant the remedies sought?

(i)   Does the Panel have the power to grant the Take-Over Bid Order?

69.   For the reasons stated in paragraph 23 above, Staff respectfully submits that the Commission does not have authority to prohibit a shareholder from exercising voting rights. Accordingly, the Panel cannot grant the Take-Over Bid Order in a form which includes such a prohibition. However, the Panel is empowered to make an order that falls

within the categories enumerated in section 179 of the *Act*, if it determines that the take-over bid rules have been breached.

(ii)   Does the Panel have the power to grant the Public Interest Orders?

70.   The Panel clearly has the power to grant each of the Public Interest Orders, if it considers that it is in the public interest to do so, by virtue of its powers under sections 198(1)(b), (b.2), (c) and (e)(i) and (b) of the *Act*.

D.   Should the Panel grant the remedies sought?

(i)   Should the Panel grant the Take-Over Bid Order?

71.   If the Panel determines that the Respondents were acting jointly or in concert in respect of their acquisition of Shares, Staff respectfully submit that the appropriate remedy is a Take-over Bid Order enforcing compliance with the take-over bid requirements in the manner contemplated by section 179(1) of the *Act*. We question whether such an order will provide the Applicant with a meaningful remedy in the face of an impending proxy contest, however it cannot complain about such a result given the unambiguous caution its counsel received from the Panel during the pre-hearing conference conducted at the beginning of these proceedings.

(ii)   Should the Panel grant the Cease Trade Order?

72.   As noted in paragraphs 66, 67 and 68 above, the 726 AMR and the 22NW AMR were each filed approximately one month late. 22NW may also have been late in disclosing its intentions with respect to the future composition of the Applicant's board. However, each of the 726 AMR and the 22NW AMR have subsequently been filed and 22NW's intentions with respect to the Applicant's board became abundantly clear more than two months ago.

73.   The Applicant has correctly noted that reporting under the AMR regime is not subject to a materiality threshold. The requirements are absolute. However, the Panel has significant discretion in crafting appropriate remedies for their breach. In the recent decision of the Commission in *Osum*[61], this Panel concluded that certain prior valuations omitted from a

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[61] *Re Osum Oil Sands Corp.*, 2021 ABASC 81 [*Osum*], Staff's Book of Authorities, Tab 11.

take-over bid circular were not reasonably obtainable and obtainable by the offeror on reasonable inquiry as required by Multilateral Instrument 61-101 *Protection of Minority Security Holders in Special Transactions*. However, the Panel went on to add that even if the offeror had failed to discharge that duty to disclose all reasonably obtainable prior valuations, the breach would have caused no harm to the target's shareholders, because the target disclosed the prior valuations in its directors' circular, thereby providing its shareholders with the prior valuation information with sufficient time to assess it in making their decisions with respect to the bid.[62]

74.   Staff respectfully submits that this case is similar, because the information contained in the late-filed AMRs has since been disclosed. Based on Staff's review, unless the Panel determines that the Respondents were in a joint actor relationship, it is unclear what further information is required under NI 62-103 and NI 62-104. Accordingly, the information disadvantage created by the late filings has been rectified, to the extent rectification of a default is possible, and issuing the Cease Trade Order would not provide any benefit to investors.

75.   Should the Panel determine that there is undisclosed information that investors require to make an informed decision, and that the Cease Trade Order is warranted, Staff submits that the order should only remain in effect until such information has been publicly disclosed.

(iii)   Should the Panel grant the other Public Interest Orders?

76.   Staff submit that granting the other Public Interest Orders will not provide a remedy that is protective and preventative. In the present case, the main effects of the other Public Interest Orders would be to punish the Respondents and provide the Applicant's board and management with a significant tactical advantage in the ongoing proxy contest. Given that the mandate of the Commission is to act in the public interest, we respectfully submit that the Panel exercise caution to grant orders that serve the public interest, as opposed to orders that appear to serve private interests. The Panel should only consider granting the Public

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[62] *Ibid* at paras 146-148.

Interest Orders if, and to the extent that, it concludes that they are necessary to prevent abuses of investors and the Alberta capital market.

77.   Staff acknowledges that general deterrence has been considered a factor in defining the quantum of an administrative penalty following a determination of a breach of securities law.[63] However, given our doubts as to whether the Applicant has discharged its burden of proof as to the joint actor relationship upon which its most serious allegations depend, and the fact that the Respondents appear to have provided current, albeit late, AMR disclosure, we respectfully submit that it is likely not an appropriate criterion in this instance.

78.   The Applicant states that "[t]he issuance of a reprimand to each of the Joint Actors would also be consistent with remedies granted by other Canadian securities administrators for failing to comply with reporting requirements, including the filing of insider reports."[64] This is correct, however Staff notes that all of the examples relied on by the Applicant in support of this position were decisions of the OSC, and each of them involved conduct more complex and egregious than a mere failure to comply with reporting requirements.

79.   In *Hinke*,[65] an OSC panel found that in addition to Hinke's failure to file an insider's report, he was also in breach of an OSC settlement agreement and made false statements to OSC staff and the OSC. He was not only reprimanded, but also prevented from trading in securities for one year and required to pay administrative costs of $32,000.[66]

80.   In *Rowan*,[67] an OSC panel found that in addition to Rowan's failure to file insider reports, he also failed to provide information regarding shares he owned of an issuer, such that its information circular was misleading or untrue and traded securities during the issuer's blackout period.[68] The OSC suspended Mr. Rowan's registration for 12 months and made subject to conditions upon his return. He was prohibited from being a director or officer of a reporting issuer for seven years, prohibited from being a director [or] officer of a

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[63] *Cartaway Resources Corp. (Re)*, 2004 SCC 26, at para 4, 22NW's Book of Authorities , Tab 3.
[64] Applicant's Written Representations, at para 248.
[65] *Hinke, Re*, 2007 CarswellOnt 4383, [*Hinke*], Applicant's Book of Authorities, Tab 10.
[66] *Ibid* at paras 4,12 and 17.
[67] *Rowan, Re*, (2008) 31 OSCB 84 (OSC) [*Rowan*], Applicant's Book of Authorities, Tab 23.
[68] *Ibid* at para 354.

registrant for three years, reprimanded and ordered to pay an administrative penalty of $520,000.[69]

81. The Applicant also states that "[s]everal decisions concerning breaches of take-over bid provisions and EWR or AMR obligations have led to director and officer bans and the denial of exemptions."[70]

82. In *Mitchell*,[71] the OSC held that Mitchell contravened the EWR regime, contravened the take-over bid requirements in NI 62-104, contravened the insider reporting requirements and failed to comply with the Prospectus Requirements[72]. The OSC ordered that Mitchell cease trading for two years, be reprimanded, be prohibited from being a director or officer and pay $50,000 in administrative penalties.[73]

83. In *Raymond*,[74] Raymond was found guilty under the *Criminal Code* (Canada) relating to the making, circulation or publishing of [financial] statements, knowing them to be false with intent to deceive or defraud shareholders[75] and the OSC ordered that he be denied the benefit of specified exemptions.

84. Staff refer the Panel to the following statements of the OSC as guidelines in determining what, if any, of the Public Interest Orders to make:

> Under sections 26, 123 and 124 of the Act, the role of this Commission is to protect the public interest by removing from the capital markets — wholly or partially, permanently or temporarily, as the circumstances may warrant — those whose conduct in the past leads us to conclude that their conduct in the future may well be detrimental to the integrity of those capital markets. We are not here to punish past conduct; that is the role of the courts, particularly under section 118 of the Act. We are here to restrain, as best we can, future conduct that it likely to be prejudicial to the public interest in having capital markets that are both fair and efficient. In so doing we must, of necessity, look to past conduct as a guide to what we believe a person's future conduct might reasonably be expected to be; we are not prescient, after all. And in so doing, we may well conclude that a person's past conduct has been so abusive of the capital markets as to warrant our apprehension and intervention, even if no particular breach of the Act has been made out. Equally, however, even if there has been a technical breach of the Act, we may well conclude that, in the circumstances, no sanction is necessary to protect the public interest. It may well be the rare case in which

[69] *Rowan, Re*, (2008) 33 OSCB 84 (OSC), at pages 1-2, Applicant's Book of Authorities, Tab 24.
[70] Applicant's Written Representations, at para 247.
[71] *Mitchell, Re*, (2012) 35 OSCB 1365 (OSC), Applicant's Book of Authorities, Tab 14.
[72] *Ibid* at para 10.
[73] *Ibid* at Schedule "A".
[74] *Raymond, Re* (1994) 17 OSCB 2995 (OSC), Applicant's Book of Authorities, Tab 21.
[75] *Ibid* at para 38

we reach such a conclusion, but in our view this case (or, at least, this branch of it) is one of them.[76]

E.   Conduct of the Applicant

85.   The written submissions of the 22NW parties recommend that the board of the Applicant be admonished for its blatant bad faith in bringing the Application.[77] Similarly, the written submissions of the 726 parties accuse the Applicant of misleading the Commission, contrary to section 221.1(1) of the *Act*.[78]

86.   While Staff unequivocally defers to the Panel's assessment of the merits of the Applicant's complaint and the strength of the evidence it has adduced, we do have concerns with the manner in which the Applicant and its board have sought to take advantage of the commencement of Staff's investigation of its original complaint in its public disclosures and its attempt to utilize the Commission's enforcement powers in furtherance of what appears to be a very ugly but ultimately private dispute with its two largest shareholders.

87.   We also have concerns with respect to the defensive tactics adopted by the Applicant in response to the activism of 22NW, which include a tactical shareholder rights plan[79], its refusal to promptly convene a shareholder meeting in response to a valid shareholder requisition,[80] its offhand rejection of the proxies obtained by 22NW to date[81] and this Application, in which it seeks orders which would at least partly disenfranchise its two largest shareholders, and disqualify English and Mitchell from election to the board. These tactics suggest a resolute intention on the part of the Applicant's board to defeat 22NW's dissident campaign.

88.   Given the determination of the Applicant's board to defeat the dissident slate and the board's currently limited economic alignment with Applicant shareholders, Staff is concerned that the Applicant might adopt further defensive tactics, such as a transaction

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[76] *Ibid* at para 47, citing *Re Milthras Management Ltd.* (1990), 13 OSCB 1600 at 1610.
[77] 22NW's Written Submissions, at para 112.
[78] 726's Written Submissions, at para 6.
[79] As announced in the Applicant's press release dated December 7, 2021, Noll's Affidavit at Exhibit W.
[80] 22NW requisitioned a meeting to consider its dissident slate on November 16, 2021. The meeting will not be convened until April 26, 2022, more than five months after the date of the requisition, as noted in 22NW's Responding Application Record at Tabs O and R.
[81] Applicant's Written Representations, at para 113.

involving the dilutive issuance of Shares representing a significant percentage of the outstanding Shares.[82] If such a transaction frustrated the ability of Applicant shareholders to freely choose between the competing slates of nominees, Staff submits that it would be inconsistent with the general approach of Canadian securities regulators to defensive tactics outlined in National Policy 62-202 *Take-over Bids – Defensive Tactics*, which are generally understood to apply to all contested transactions, including proxy contests.

89.   **ALL OF WHICH IS RESPECTFULLY SUBMITTED** this 1st day of March, 2022.

(signed) "Danielle Mayhew"

Tracy Clark / Tonya Fleming / Danielle Mayhew / Timothy Robson

Counsel for Staff of the Alberta Securities Commission

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[82] National Policy 62-202 *Take-Over Bids – Defensive Tactics*, at paragraph 1.1(4)(a), Staff's Book of Authorities, Tab 12.